

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2024

Anthony Maretic
Chief Financial Officer
City Office REIT, Inc.
666 Burrard Street, Suite 3210
Vancouver, British Columbia
V6C 2X8

> **Re: City Office REIT, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 28, 2024**
> **File No. 333-278324**

Dear Anthony Maretic:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3

General

1.    We note that there are outstanding comments on your Form 10-K for the fiscal year ended December 31, 2023. Please be advised that we will not be in a position to declare your registration statement on Form S-3 effective until all comments on your Exchange Act filing are resolved.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc:    James V. Davidson, Esq.